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ONE PLATFORM. EVERY MISSION. SMARTER OUTCOMES.
Integrated tools, real-time data, and mission-specific workflows for dispatch, transport, care, billing, fire, and air operations.
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ADAPTIXCORE
INTEGRATED TOOLS. REAL-TIME DATA. SMARTER OUTCOMES.
Every dispatch, crew assignment, transport decision, chart, and claim is connected to the same operational picture.

adaptixcore.com Weston, WI

Highlights

1. Built by a paramedic who knows where EMS software breaks in the real world
2. EMS revenue is lost between the chart and the claim - Adaptix is built to close that gap
3. Starting with EMS billing, expanding into the operating system for emergency services
4. Turns every EMS call into a connected workflow from dispatch to reimbursement
5. Helps agencies find missing documentation before it becomes lost revenue
6. Revenue-first EMS software built for claim readiness, compliance, and command visibility
7. Purpose-built for ambulance agencies - not generic healthcare software
8. Connects crews, charts, signatures, billing, and leadership in one EMS platform

Team



Joshua James Wendorf Founder & CEO SPV Voting Proxy

A unified operating system connecting dispatch, care, transport, billing, workforce, and assets into one real-time platform.

adaptixcore.com

Pitch Deck



ADAPTIXCORE
Adaptive Response Operating System
Wefunder deck built for a mission-driven community raise.
Not software.

Infrastructure for the full emergency-response chain.

ADAPIXCORE
ADAPTIVE RESPONSE OPERATING SYSTEM

Community raise narrative

AdaptixCore - Fixing EMS Revenue at the Source

AdaptixCore

Fixing EMS Revenue at the Source

AdaptixCore is a modern EMS operations and revenue platform built around one mission:

Help EMS agencies stop losing revenue before billing ever submits the claim.

I built AdaptixCore after seeing how EMS agencies are forced to operate inside fragmented systems where documentation, compliance, QA, signatures, billing, and reimbursement all exist in disconnected workflows.

Crews document under pressure.

Billing teams inherit incomplete charts.

Agencies lose revenue through preventable denials, delayed reimbursements, missing signatures, weak medical necessity support, and operational blind spots.

I believed EMS deserved better infrastructure.

So I built AdaptixCore.

AdaptixCore is not another ePCR add-on or generic billing dashboard. It is designed to function as a connected operational backbone for EMS agencies — bringing documentation, billing intelligence, compliance, signatures, QA, analytics, and reimbursement visibility into one production-grade platform.

The goal is simple:

Cleaner charts. Cleaner claims. Faster reimbursement. Stronger operational control.

My Story

AdaptixCore started with a simple question:

Why are EMS agencies still losing revenue because their systems do not communicate with each other?

Across EMS, agencies are dealing with constant pressure:

- Staffing shortages
- Delayed reimbursements
- Documentation inconsistency
- Rising compliance demands
- Increasing denial complexity
- Fragmented software systems
- Operational burnout
- Revenue leakage hidden inside disconnected workflows

Most EMS software was built around isolated functions.

One system handles charting.

Another handles billing.

Another handles QA.

Another handles signatures.

Another handles compliance.

But EMS operations do not move in isolated pieces.

Every part of the run affects reimbursement.

A missing signature can delay or block payment.

Weak documentation can fail to support medical necessity.

Delayed QA can push claims further behind.

Poor operational visibility can allow recoverable revenue to disappear unnoticed.

In EMS, every operational gap eventually becomes a billing problem.

That is why I built AdaptixCore around a different philosophy:

Revenue protection should begin the moment the chart is created — not after billing discovers what is missing.

Instead of treating documentation, billing, compliance, signatures, QA, and operational oversight as separate systems, AdaptixCore connects them into one live workflow environment designed specifically for EMS.

Because in EMS, operational efficiency is financial survival.

Why I Believe AdaptixCore Matters

EMS reimbursement is one of the most documentation-dependent systems in healthcare.

Agencies often lose revenue long before a claim is ever submitted because:

- Charts are incomplete

- Signatures are missing

- QA happens too late

- Billing teams chase information manually

- Denial patterns are difficult to identify

- Compliance gaps are discovered downstream instead of upstream

- Operational visibility is fragmented

Most agencies do not realize how much preventable revenue leakage exists inside their operation.

I built AdaptixCore to make that leakage visible — and actionable.

AdaptixCore combines:

- AI-assisted EMS documentation review

- Billing-ready chart intelligence

- Medical necessity analysis

- TrustSign-native signature workflows

- Payer and denial tracking

- QA routing

- Operational dashboards

- Founder, admin, and biller command views

- Audit trails

- Compliance visibility

- Analytics and observability

Analytics and observability

All connected into one EMS operational workflow.

Why AdaptixCore Is Different

I did not build AdaptixCore as a static form platform.

I did not build it as another disconnected EMS dashboard.

I built it as a live EMS operating layer designed to help agencies:

- Improve documentation quality
- Reduce preventable denials
- Accelerate reimbursement
- Strengthen compliance workflows
- Gain operational visibility
- Route work intelligently
- Recover revenue faster
- Operate with greater control

Every workflow inside AdaptixCore is designed to be:

- Secured through auth and RBAC
- Tenant-safe across agencies
- Connected to billing workflows
- Observable through monitoring
- Audited at critical actions
- Recoverable through retry systems
- Visible to the correct operational role
- Production-ready for real agency use

Because EMS agencies should not have to fight disconnected systems while trying to serve their communities.

My Vision

I believe EMS deserves infrastructure built specifically around how agencies actually operate in the real world.

Infrastructure that is:

- Connected
- Production-grade
- Observable
- Auditable
- Secure
- Operationally intelligent

Most importantly, infrastructure that helps agencies protect revenue before it disappears.

AdaptixCore exists to help EMS agencies turn every run into a cleaner claim, every chart into a billable asset, and every workflow into a controlled revenue operation.

Because when EMS operations improve, agencies become stronger, reimbursement becomes faster, and communities are better served

and communities are better served.